

Mail Stop 4561

May 12, 2017

Marco Alfonsi
Chief Executive Officer
WRAPmail, Inc.
445 NE 12th Ave.
Fort Lauderdale, FL 33301

> **Re:** **WRAPmail, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 5, 2017**
> **File No. 000-55753**

Dear Mr. Alfonsi:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this comment, we may have additional comments.

General

1.	Please furnish the beneficial ownership information required by Item 403 of Regulation S-K. Refer to Item 1 of Schedule 14C and Item 6(d) of Schedule 14A. Note that beneficial ownership information regarding holders of both your common and preferred stock should be provided. Refer to Item 403, which requires disclosure with respect to any class of your voting securities.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bernard Nolan, Attorney-Adviser, at (202) 551-6515 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Gina Austin and Arden Anderson
Austin Legal Group, APC